UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                              _______________

                               SCHEDULE 13D

                                   Under

                    THE SECURITIES EXCHANGE ACT OF 1934
                              _______________

                    ROANOKE ELECTRIC STEEL CORPORATION
                             (Name of Issuer)

                        COMMON STOCK, NO PAR VALUE
                      (Title of Class of Securities)

                                769841 10 7
                              (CUSIP Number)

                              _______________

                        Donald G. Smith, President
                    Roanoke Electric Steel Corporation
                              P. O. Box 13948
                       Roanoke, Virginia 24038-3948
                              (703) 342-1831

                         (Name, Address and Telephone
                         Number of Person Authorized to
                       Receive Notices and Communications)
                              _______________

                              April 24, 1996
                          (Date of Event which Requires
                             Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                           CUSIP No. 769841 10 7
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(1)   Name of Reporting Person.
      S.S. or I.R.S. Identification Nos.
      of Above Person

      Elizabeth H. Muse                  SS# ###-##-####
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(2)   Check the Appropriate Box if a Member         (a) [ ]
      of a Group (See Instructions)                 (b) [X]
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(3)   SEC Use Only
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(4)   Source of Funds (See Instructions) 00   (This report is being filed
                                              to report an increase,
                                              resulting from stock
                                              repurchases by the Company,
                                              in the percentage of
                                              outstanding shares held by
                                              the reporting person)
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(5)   Check if Disclosure of Legal Proceedings      [  ]
      is Required Pursuant to Items 2(d) or 2(e)
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(6)   Citizenship or Place of Organization

      United States
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      Number of Shares       (7)   Sole Voting
      Beneficially Owned              Power         399,656
      by Each Reporting      -----------------------------------------------
      Person With
                             (8)   Shared Voting
                                      Power         0 shares
                             ----------------------------------------------

                             (9)   Sole Dispositive
                                      Power         399,656

                             ----------------------------------------------

                             (10)  Shared Dispositive
                                         Power      0 shares
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(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                      399,656
----------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row                [  ]
      (11) Excludes Certain Shares (See
      Instructions)
----------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount
      in Row (11)                                   5.33%
----------------------------------------------------------------------------

(14)  Type of Reporting Person (See
      Instructions)                                 IN
----------------------------------------------------------------------------

ITEM 1.     Security and Issuer

      The class of securities to which this statement relates is Common Stock, no par value, of Roanoke Electric Steel Corporation ("RESCO"), a Virginia corporation. RESCO's address is P.O. Box 13948, Roanoke, Virginia 24038-3948.


ITEM 2.     Identity and Background

      This statement is being filed by Elizabeth H. Muse. Mrs. Muse's occupation is homemaker and civic leader, and her residence address is Twelve O'Clock Knob Road, Roanoke, Virginia 24018. Mrs. Muse is a citizen of the United States.

      Mrs. Muse has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, Mrs. Muse has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mrs. Muse being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.     Source and Amount of Funds or Other Consideration

      Not applicable. This schedule is being filed solely to report an increase, resulting from stock repurchases by RESCO, in the percentage of shares of RESCO's outstanding Common Stock beneficially owned by Mrs. Muse. Mrs. Muse has not made recent acquisitions of RESCO common stock. The shares subject to this report are previously held shares acquired by Mrs. Muse through gifts.

ITEM 4.     Purpose of Transaction

      Not applicable (see Item 3 above). Mrs. Muse is a beneficiary of an estate which holds 489,237 (6.53%) shares of RESCO common stock (the "Estate Shares"). Mrs. Muse currently has no voting or dispositive power with respect to the Estate Shares. Mrs. Muse will have dispositive and voting power with respect to an undetermined number (up to one-half) of the Estate Shares upon distribution of the Estate. The date of distribution of the Estate currently is not known or controlled by Mrs. Muse.


ITEM 5.     Interest in Securities of the Issuer

      (a) Mrs. Muse is the beneficial owner of 399,656 shares of RESCO Common Stock, which represents 5.33% of RESCO's issued and outstanding Common Stock.

      (b) Mrs. Muse has sole voting power and sole dispositive power with respect to the 399,656 shares of RESCO Common Stock of which she is the beneficial owner.

      (c)  None.

      (d)  Not applicable.

      (e)  Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      None.


ITEM 7.     Material to Be Filed as Exhibits

      None.

                                 SIGNATURE



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              January 15, 1997
                                         ---------------------------------
                                                    (Date)




                                              s/Elizabeth H. Muse
                                         ----------------------------------
                                                 Elizabeth H. Muse